SO 3/11/04

04001791

…ES AND EXCHANGE COMMISSION
…SHINGTON, D.C. 20549

VP 3-4-04

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO
~~8-035316~~
8-46649

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

United Heritage Financial Services, Inc.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 2 6 2004
DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

707 East United Heritage
(No. and Street)

Meridian	ID	83642
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack J. Winderl — (208) 475-0921
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name – if individual, state last, first, middle name)

KPMG LLP

1300 S.W. Fifth Avenue, Suite 3800	Portland	OR	97201
(ADDRESS) Number and Street	City	State	Zip Code

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, Jack J. Winderl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of United Heritage Financial Services, Inc. as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

LEONA METTILLE
Notary Public
State of Idaho

Leona Mettille
Notary Public

Jack J. Winderl
Name Jack J. Winderl
Title President

This report ** contains (check all applicable boxes):

X	(a)	**Facing Page**
X	(b)	**Statement of Financial Condition**
X	(c)	**Statement of Income**
X	(d)	**Statement of Cash Flows**
X	(e)	**Statement of Changes in Stockholder's Equity of Partners' or Sole Proprietor's Capital**
	(f)	**Statement of Changes in Liabilities Subordinated to Claims of Creditors**
X	(g)	**Computation of Net Capital**
	(h)	**Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3**
	(i)	**Information Relating to the Possession or Control Requirements Under Rule 15c3-3**
	(j)	**A Reconciliation, including appropriate explanation, of the computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3**
		Schedule of Segregation Requirements and Funds in Segregation Pursuant to Commodity Exchange Act
	(k)	**A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation**
X	(l)	**An Oath or Affirmation**
	(m)	**A Copy of the SIPC Supplemental Report**
	(n)	**A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit**
X	(o)	**Independent Auditors' Report on Internal Control Structure**

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

KPMG

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Consolidated Financial Statements and
Supplementary Information

December 31, 2003 and 2002

(With Independent Auditors' Report Thereon)

**UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY**

Table of Contents

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report

The Board of Directors
United Heritage Financial Services, Inc. and Subsidiary:

We have audited the accompanying consolidated statements of financial condition of United Heritage Financial Services, Inc. and subsidiary as of December 31, 2003 and 2002, and the related consolidated statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of United Heritage Financial Services, Inc. and subsidiary as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information included in schedule 1 required by Rule 15c3-1 of the Securities and Exchange Act of 1934 is presented for purposes of additional analysis. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Portland, Oregon
January 30, 2004

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Consolidated Statements of Financial Condition

December 31, 2003 and 2002

Assets		2003	2002
Cash and cash equivalents	$	77,963	12,421
Deposits with clearing organization		35,000	35,000
Accrued interest and dividends receivable		7,430	8,972
Securities owned:			
Marketable		871,584	842,742
Nonmarketable		—	12,000
Receivables from brokers and dealers		106,380	93,564
Prepaid expenses		25,259	—
Furniture and equipment (net of accumulated depreciation of $4,880 and $5,972 at 2003 and 2002, respectively)		9,888	10,736
Income tax receivable		51,803	39,534
Deferred tax asset		11,040	—
Total assets	$	1,196,347	1,054,969
Liabilities and Stockholder's Equity			
Accrued sales commissions	$	83,113	78,529
Accounts payable and accrued expenses		45,787	29,042
Deferred tax liability		34,666	—
Market value of securities sold, not yet purchased		4,225	—
Total liabilities		167,791	107,571
Stockholder's equity:			
Common stock, $1 par value. Authorized 500,000 shares; 936 shares issued and outstanding at 2003 and 2002		936	936
Additional paid-in capital		934,064	934,064
Retained earnings		93,556	12,398
Total stockholder's equity		1,028,556	947,398
Total liabilities and stockholder's equity	$	1,196,347	1,054,969

See accompanying notes to consolidated financial statements.

**UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY**

Consolidated Statements of Operations

Years ended December 31, 2003 and 2002

		2003	2002
Revenues:			
Dealer commissions	$	2,115,336	2,451,405
Interest and dividend income		50,613	53,798
Realized/unrealized gain (loss) on investments		159,843	(74,196)
Total revenues		2,325,792	2,431,007
Expenses:			
Salaries, benefits, and payroll taxes		233,232	235,988
Sales commissions		1,711,947	1,968,660
Rent expense		47,494	102,960
Other expenses		246,712	217,904
Total expenses		2,239,385	2,525,512
Income (loss) before current (provision) benefit for income taxes		86,407	(94,505)
Current (provision) benefit for income taxes		(5,249)	39,208
Net income (loss)	$	81,158	(55,297)

See accompanying notes to consolidated financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Consolidated Statements of Changes in Stockholder's Equity

Years ended December 31, 2003 and 2002

	Common stock			Additional paid-in capital	Retained earnings	Total stockholder's equity
	Shares		Amount			
Balance, December 31, 2001	936	$	936	934,064	67,695	1,002,695
Net loss	—		—	—	(55,297)	(55,297)
Balance, December 31, 2002	936		936	934,064	12,398	947,398
Net income	—		—	—	81,158	81,158
Balance, December 31, 2003	936	$	936	934,064	93,556	1,028,556

See accompanying notes to consolidated financial statements.

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Consolidated Statements of Cash Flows

Years ended December 31, 2003 and 2002

	2003	2002
Cash flows from operating activities:		
Net income (loss)	$ 81,158	(55,297)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation and amortization	3,360	2,933
Loss on disposal of assets	1,436	—
Unrealized gain (loss) on investments	213,276	(118,720)
Deferred tax expense	23,626	—
Changes in operating assets and liabilities:		
Accrued interest and dividends receivable	1,542	(5,660)
Securities owned	(230,118)	(213,867)
Receivable from brokers and dealers	(12,816)	(4,827)
Prepaid expenses	(25,259)	—
Income tax receivable	(12,269)	(39,534)
Accrued sales commissions	4,584	(8,064)
Accounts payable and accrued expenses	16,745	(57,802)
Market value of securities sold, not yet purchased	4,225	—
Net cash used in operating activities	69,490	(500,838)
Cash flows from investing activities:		
Purchase of furniture and equipment	(3,948)	(6,101)
Net cash used in investing activities	(3,948)	(6,101)
Net increase (decrease) in cash and cash equivalents	65,542	(506,939)
Cash and cash equivalents at beginning of year	12,421	519,360
Cash and cash equivalents at end of year	$ 77,963	12,421
Supplemental disclosures of cash flow information:		
Cash paid during the year for taxes	$ 1,366	30,743

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

(a) *Organization*

United Heritage Financial Services, Inc. and its wholly owned subsidiary, United Heritage Financial Services of Nevada, Inc. (the Company or UHFS), were established for the purpose of marketing equity based products and variable annuities as a broker/dealer. The Company was formed in 1993 as a wholly owned subsidiary of United Heritage Holdings, Inc. which was a wholly owned subsidiary of United Heritage Mutual Life Insurance Company (UHMLIC). In 2001, a corporate reorganization under a mutual holding company was completed. UHFS is now wholly owned by United Heritage Financial Group, which is owned by United Heritage Mutual Holding Company. The Company is registered with the Securities and Exchange Commission to be licensed as a broker/dealer and is engaged primarily in the business of brokering mutual funds, corporate stock and variable products to investors.

Effective October 15, 2003, the wholly owned subsidiary, United Heritage Financial Services of Nevada, Inc. was dissolved. All assets of the former subsidiary were transferred to the Company.

(b) *Principles of Consolidation*

The consolidated financial statements include the financial statements of United Heritage Financial Services, Inc. and United Heritage Financial Services of Nevada, Inc., its wholly owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) *Cash Equivalents*

For purposes of the statement of cash flows, the Company considers investments with maturities of three months or less when purchased to be cash equivalents.

(d) *Securities Valuation*

Marketable equity securities owned and securities sold but not yet purchased are stated at market value, with changes therein reflected in the results of operations.

Other equity securities, which are nonmarketable, are carried at cost. The Company monitors these securities for impairment and makes appropriate reductions in carrying value when an other than temporary decline is evident.

(e) *Receivables from Brokers and Dealers*

Receivables from brokers and dealers are recorded at the invoiced amount and do not bear interest. The Company believes that all amounts are collectible and therefore have not recorded an allowance for doubtful accounts. No amounts were written off as a result of non-payment of receivables during the years ended December 31, 2003 and 2002. The Company does not have any off-balance-sheet credit exposure related to its customers.

(f) *Furniture and Equipment*

Furniture and equipment are carried at cost. Depreciation is computed using the straight-line method over five years. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The cost of maintenance and repairs is charged to expense as incurred.

(g) *Revenue Recognition*

Fees are recognized in the period in which the related services are rendered on a trade date basis of accounting.

(h) *Advertising Costs*

The Company expenses the costs of advertising in the period in which the costs are incurred. Advertising costs to date have not been significant.

(i) *Income Taxes*

The Company accounts for income taxes under the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statement of operation in the period that includes the enactment date.

(j) *Fair Value of Financial Instruments*

The carrying value of cash and cash equivalents, receivables from brokers and dealers, accounts payable, and accrued expenses approximate the fair value due to the short maturities.

(k) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Exemption from Rule 15c3-3

The Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under subparagraph (k)(2)(ii) as all customer transactions are cleared through a clearing agent on a fully disclosed basis. The agreement with the clearing agent provides for payment of an agent clearing fee.

(Continued)

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company was in compliance with these requirements with net capital of $810,323 and $745,097 at December 31, 2003 and 2002, respectively and ratios of aggregate indebtedness to net capital of 0.21 to 1 and 0.14 to 1 at December 31, 2003 and 2002, respectively.

(4) Income Taxes

Components of the 2003 provision for income taxes include:

		Current	Deferred	Total
Federal	$	(15,119)	21,229	6,110
State		(3,258)	2,397	(861)
Total (benefit) provision	$	(18,377)	23,626	5,249

Components of the 2002 provision for income taxes include:

		Current	Deferred	Total
Federal	$	(33,927)	—	(33,927)
State		(5,281)	—	(5,281)
Total benefit	$	(39,208)	—	(39,208)

The provision for income taxes differs from the amount computed by applying the statutory federal rate primarily due to state taxes, nondeductible expenses, dividends received deduction and tax-exempt interest.

The tax effects of temporary differences that give rise to the net deferred tax liability principally relate to the cumulative balance of unrealized losses not deductible for tax purposes reduced by the deferred tax assets related to federal and state net operating loss carryforwards. Management believes that no valuation allowance is required for the deferred tax assets since it is more likely than not that the amounts will be recovered.

At December 31, 2003, the Company has net operating loss carryforwards of approximately $26,000 for both federal and state purposes. These carryforwards will expire in 2023 if not utilized by the Company to reduce income taxes payable in future periods.

(5) Employee Retirement and Benefit Plans

The Company has a defined benefit retirement plan offered through United Heritage Life Insurance Company. It is the Company's policy to fund pension benefits as they accrue and to fully fund all vested benefits. The Company made contributions to this plan and recognized a related pension expense of $5,743 and $14,202 in 2003 and 2002, respectively.

The Company also participates in the United Heritage Financial Group 401(k) Plan (formerly known as the Incentive and Thrift Plan) (the Plan) for which all employees are eligible to participate. Participating employees may elect to contribute a maximum of 20% of their base pay. The Company matches employee contributions up to a maximum of 4% of employee salaries and in addition, provides discretionary profit sharing contributions. For the years ended December 31, 2003 and 2002, the Company's contribution to the Plan was $15,751 and $10,120, respectively.

(6) Lease Commitments

The Company has entered into two noncancelable operating leases for automobiles. One lease expired in January 2003, the other lease expires in January 2005. Total lease expense for the years ended December 31, 2003 and 2002 was $6,533 and $10,190, respectively. Future minimum lease payments for the operating lease is as follows:

		Amount
Years ending December 31:		
2004	$	6,209
2005		517
Total	$	6,726

(7) Related Party Transactions

Revenues net of clearing expenses from transactions with UHLIC were $57,418 and $43,084 in 2003 and 2002, respectively.

Schedule 1

UNITED HERITAGE FINANCIAL SERVICES, INC.
AND SUBSIDIARY

Computation of Net Capital, Aggregate Indebtedness and
Ratio of Aggregate Indebtedness to Net Capital Under Rule 15c3-1

December 31, 2003

Net capital:				
Total stockholder's equity			$	1,028,556
Less nonallowable assets:				
Receivables from broker dealers	$	14		
Prepaid expenses		25,259		
Furniture and equipment, net of accumulated depreciation		9,888		
Income tax receivable		51,803		
Deferred tax asset		11,040		98,004
Net capital before haircuts				930,552
Haircuts computed pursuant to Rule 15c3-1(f)				120,229
Net capital			$	810,323
Aggregate indebtedness:				
Accrued sales commissions, accounts payable, and accrued expenses			$	163,566
Total aggregate indebtedness			$	163,566
Computation of basic net capital requirement:				
Net capital requirement, greater of $100,000 or 6-2/3% of aggregate indebtedness			$	100,000
Net capital in excess of required amount				710,323
Net capital			$	810,323
Excess of net capital at 1,000%			$	793,966
Ratio of aggregate indebtedness to net capital				0.20

See accompanying independent auditors' report on internal control required by SEC Rule 17a-5.

Suite 2000
1211 South West Fifth Avenue
Portland, OR 97204

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
United Heritage Financial Services, Inc. and Subsidiary:

In planning and performing our audit of the consolidated financial statements and supplemental schedule of United Heritage Financial Services, Inc. and subsidiary (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Portland, Oregon
January 30, 2004